EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

	Year Ended
	December 30, 2016	January 1, 2016	January 2, 2015	January 3, 2014	December 28, 2012
Earnings:
Income (loss) before income taxes	$1,185	$(15,700)	$76,579	$48,838	$6,730
Fixed Charges:
Interest expense	103,992	22,193	3,479	4,895	5,497
Discounts & debt issuance costs	7,278	11,320	773	6,366	12,557
Interest portion of rental expense	5,119	2,172	1,413	1,460	1,056
Total earnings and fixed charges	$117,574	$19,985	$82,244	$61,559	$25,840
Fixed Charges:
Interest expense	$103,992	$22,193	$3,479	$4,895	$5,497
Discounts & debt issuance costs	7,278	11,320	773	6,366	12,557
Interest portion of rental expense	5,119	2,172	1,413	1,460	1,056
Total fixed charges	$116,389	$35,685	$5,665	$12,721	$19,110
Ratio of earnings to fixed charges	1.0	0.6	14.5	4.8	1.4